SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 17, 2010

1 – DATE AND TIME: December 17, 2010, at 10:30 a.m. 2 – PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, Municipality of Camaçari, State of Bahia. 3 – CALL NOTICE: 3.1. The Call Notice was published, pursuant to article 124 of Law No. 6,404/76 (“Corporation Law – LSA”), on the December 1, 2 and 3, 2010 editions of the “Diário Oficial do Estado da Bahia” (Official Gazette of the State of Bahia) and of newspaper “A Tarde””; and it was also published pursuant to the Brazilian Securities Commission (CVM) Rulings Nos. 02/78 and 207/94, with the purpose of wide disclosure, in the newspaper “Valor Econômico”, on the December 1, 2 and 3/4/5, 2010 editions. 3.2. All documents required by the LSA and CVM Ruling No. 481/09 in relation to the matters to be resolved on this Extraordinary General Meeting have been made available to the Company’s shareholders upon disclosure, in the CVM IPE System, of the respective Call Notice on November 30, 2010. 4. ATTENDANCE: Shareholders representing more than ninety-seven point fourteen percent (97.14%) of the Company’s common shares, in addition to forty-four point thirty-three percent (44.33%) of the Company’s preferred shares, as per the signatures contained in the Shareholders’ Attendance Book, thus making up the legal quorum necessary for approval of the matters contained in the agenda. The meeting was also attended by Mr. Edson José Brandão Assunção, representative of PricewaterhouseCoopers Auditores Independentes (“pwc”), a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, n° 1.400, from the 7th to the 11th, and from the 13th to the 20th floors, Torre Torino, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP000160/O-5 “F” BA and in the National Register of Legal Entities of the Ministry of Finance  (CNPJ/MF) under No. 61.562.112/0004-73. Mr. Marcos Antonio Silva Menezes, representative of the Company’s Fiscal Council, was also present at the meeting. 5 – PRESIDING BOARD: Rafael Padilha Calabria – Chairman, Lilian Porto Bruno – Secretary, were chosen pursuant to Article 17 of the Bylaws. 6 – AGENDA: The shareholders present unanimously waived the reading. 7 – FISCAL COUNCIL’S OPINION: The Company’s Fiscal Council, in an Opinion issued on November 30, 2010, expressed itself favorably to the approval of the proposal of merger of Braskem’s wholly-owned subsidiary, Companhia Alagoas Industrial – Cinal, a closely-held joint-stock company with its principal place of business at Rodovia Divaldo Suruagy, BR 424, Km 12, s/n°, Distrito Industrial de Marechal Deodoro, Municipality of Marechal Deodoro, State of Alagoas, enrolled in the CNPJ/MF under No. 08.444.655/0001-60 (“Cinal”) into the Company, as

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 17, 2010

well as to the approval of the respective Protocol and Justification and documents that based said transaction. 8. RESOLUTIONS: The matters contained in the Agenda were put to discussion and voting, and the resolutions below were unanimously approved by the attendees, without any provisos or qualifications: 8.1. to authorize the drawing-up of the minutes of this Meeting in summary form, as well as their publication omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of the LSA; 8.2. to ratify and approve the appointment and contracting, previously performed by the Company’s administration, of pwc, identified above, represented in the Meeting by Mr. Edson José Brandão Assunção, who volunteered to clarify any doubts of the shareholders present, and such company (i) examined and audited Cinal’s financial statements; and (ii) appraised Cinal’s accounting net equity, on the base date defined for the merger, namely, September 30, 2010 (“Base Date”), with the preparation of the respective appraisal report of Cinal’s accounting net equity for purposes of making the accounting entries in the Company; 8.3. to approve, after having examined and discussed, without any provisos, the appraisal report of Cinal’s accounting net equity, previously prepared by pwc, based on Cinal’s financial statements of September 30, 2010, which were initialed by the Presiding Board members and will be filed at the Company’s headquarters and the copies of which, after initialed by the Secretary, are an integral part hereof as Exhibit 1 (“Accounting Report” and “Financial Statements of Company Alagoas Industrial – Cinal”). The Accounting Report pointed out that Cinal’s accounting net equity was appraised, on the Base Date, at twenty-seven million, eight hundred and thirty-three thousand, eight hundred and sixty Reais and forty-four centavos (R$ 27,833,860.44); 8.4. to approve the terms and conditions of the “Protocol and Justification of Merger of Company Alagoas Industrial – Cinal into Braskem S.A.” (“Protocol and Justification”), as well as the exhibits thereto, signed by the Company’s and Cinal’s administrations on November 29, 2010, setting forth the purpose, grounds and other conditions related to the merger of Cinal into the Company, which has been initialed by the Presiding Board members and shall be filed at the Company’s headquarters and the copy of which, after being initialed by the Secretary, is an integral part hereof as Exhibit 2 (“Protocol and Justification of Merger of Company Alagoas Industrial – Cinal into Braskem S.A.”); 8.5. to approve the merger of Cinal into the Company, under the terms and conditions set forth in the Protocol and Justification approved in the item above, without any change to the value of the Company’s corporate capital or issue of new shares, due to the fact that the Company is Cinal’s sole shareholder, reason why the establishment of a share replacement ratio is unnecessary

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 17, 2010

and the provisions of article 264 of the LSA do not apply; 8.6. to document that Cinal shall be lawfully extinguished, pursuant to the provisions in paragraph 3 of article 227 of the LSA, and the Company shall become Cinal’s legal successor pursuant to the main section of article 227 of the LSA and it is hereby established that the premises where Cinal’s headquarters are located, at Rodovia Divaldo Suruagy, BR 424, Km 12, s/n°, Distrito Industrial de Marechal Deodoro, Municipality of Marechal Deodoro, State of Alagoas, enrolled in the CNPJ/MF under No. 08.444.655/0001-60 and NIRE 27300001579, shall be absorbed by the Company’s branch located at Rodovia Divaldo Suruagy, Km 12, Via II, Distrito Industrial de Marechal Deodoro, Municipality of Marechal Deodoro, State of Alagoas, enrolled in the CNPJ/MF under No. 42.150.391/0021-14 and NIRE 27900068402, because they are contiguous areas; 8.7. to authorize the Company’s officers to perform all acts that may be necessary to formalize the merger of Cinal into the Company hereby approved at the public bodies and third parties in general; 8.8. after analysis of the relevant documents and in compliance with the provisions of article 256, I of the LSA, to ratify the transaction of acquisition of control of Quattor Participações S.A. (“Quattor Participações”) by the Company and its related documents, entered into on January 22, 2010, and the implementation of which has been broadly disclosed since then, due to the fact that the acquisition price was a relevant investment to the Company. The terms and conditions of the acquisition of control hereby ratified are described in Exhibit 19 of CVM Ruling 481/09, disclosed by the Company on the date of disclosure of the Call Notice of this Extraordinary General Meeting. In relation to this matter, it was documented that, since the average acquisition price of each share of Quattor Participações does not surpass by one and a half time the highest amount referred to in item II of article 256 of the LSA, the right to withdraw shall not apply to the shareholders of the Company that might dissent from the resolution taken herein. Such conclusion is based (i) on the absence of trading, in a stock exchange or in the over-the-counter market, of the shares issued by Quattor Participações; (ii) on the fact that the acquisition price of each share of Quattor does not surpass by one and a half time the equity value of the share, market price adjusted, contained in the Appraisal Report of the Net Equity at Market Prices of Quattor Participações, prepared by pwc, on the base date of December 31, 2009, which was initialed by the Presiding Board members and shall be filed at the Company’s headquarters; and (iii) on the fact that Quattor Participações presented losses in the last two fiscal years. Additionally, it was documented that the acquisitions of shares representing the control of Unipar Comercial e Distribuidora S.A. and Polibutenos S.A.

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 17, 2010

Indústrias Químicas by the Company, disclosed in the Material Fact of January 22, 2010, shall not be submitted to ratification by the shareholders due to the fact that they are not relevant investments for the Company and do not fit into item II of article 256 of the LSA. 9. – ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the resolutions to be valid and, by decision of the Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, December 17, 2010. [Signatures: Presiding Board: Rafael Padilha Calábria – Chairman; Lílian Porto Bruno – Secretary. Shareholders: BRK Investimentos Petroquímicos S/A (by Rafael Padilha Calábria); Odebrecht S/A (by Rafael Padilha Calábria); Odebrecht Serviços e Participações S/A (by Rafael Padilha Calábria); Petrobras Química S/A – Petroquisa (by Roberto Keller Thompson Mello); Petróleo Brasileiro S.A. – Petrobras (by Roberto Keller Thompson Mello)].

The above matches the original recorded in the proper book.

Lílian Porto Bruno

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.